Exhibit 99.1

1H 2024 Financial Highlights

Our revenue was approximately $ 7.12 million in the six months ended June 30, 2024, compared with approximately $0.58 million for the six months ended June 30, 2023, representing an increase of 1,128%.

We recorded operating expenses of approximately $15.85 million for the six months ended June 30, 2024, compared with approximately $48.37 million for the six months ended June 30, 2023, representing a decrease of 67%.

We recorded a net loss of approximately $32.69 million for the six months ended June 30, 2024, compared with approximately $84.54 million for the six months ended June 30, 2023, representing a decrease of 61%.

NWTN INC.

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2024	2023
	US$	US$
Assets
Current assets:
Cash and cash equivalents	1,870	23,188
Restricted cash	232	202
Accounts receivable, net	1,515	2,339
Advance to suppliers, net	449	471
Inventories, net	2,687	7,770
Prepaid expenses and other current assets, net	32,499	33,702
Amounts due from related parties, net	14,432	15,198
Total current assets	$53,684	$82,870

Non-current assets:
Property and equipment, net	3,004	3,197
Intangible assets, net	33	35
Operating lease right-of-use asset, net	11,181	9,230
PIPE escrow account	55,000	55,000
Long-term investments	15,918	15,918
Total non-current assets	$85,136	$83,380

TOTAL ASSETS	$138,820	$166,250

Liabilities
Current liabilities:
Accounts payable	$20,577	$25,114
Advance from customers	364	384
Loans from a third party	12,452	12,019
Warrant liabilities	135	288
Amounts due to related parties	39,307	24,307
Accrued expenses and other current liabilities	27,005	33,115
Lease liabilities, current	3,945	3,014
Total current liabilities	$103,785	$98,241
Non-current liabilities:
Amounts due to a related party, non-current		-
Lease liabilities, non-current	7,128	7,075
Total non-current liabilities	$7,128	$7,075

TOTAL LIABILITIES	$110,913	$105,316

Shareholders’ equity
Class A Ordinary Shares* (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of June 30, 2024 and December 31, 2023, respectively; 36,350,011 and 36,350,011 Class A Ordinary Shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	4	4
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of June 30, 2024 and December 31, 2023, respectively; 255,849,682 and 255,849,682 Class B Ordinary Shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	26	26
Subscription receivables	-	-
Additional paid-in capital	633,528	633,528
Accumulated deficit	(596,721)	(564,514)
Accumulated other comprehensive loss	(4,636)	(4,294)
Shareholders’ equity	$32,201	$64,750
Non-controlling interests	(4,295)	(3,816)
Total Shareholders’ equity	27,907	60,934
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,820	$166,250

NWTN INC.

UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30
	2024	2023
	US$	US$
Net revenue	$7,117	$583
Cost of revenues	(8,265)	(520)
Gross profit	$(1,148)	$63
Operating expenses:
General and administrative expenses	(12,850)	(34,325)
Selling expenses	(866)	(1,224)
Research and development expenses	(2,133)	(12,818)
Total operating expenses	$(15,848)	$(48,367)
Loss from operations	$(16,996)	$(48,304)
Other loss:
Other income (expenses), net	(557)	1,142
Loss on contingency	-	(23,011)
Interest income (expenses), net	21	631
Financial expenses	(15,000)	(15,000)
Loss of impairment on investments		-
Changes in fair value of warrant liabilities	(153)	(2)
Investment loss		-
Total other loss	$(15,689)	$(36,240)

Loss before income tax provision	(32,685)	(84,544)
Income tax provision	-	-
Net loss	$(32,685)	$(84,544)
Less: Net loss contributed to noncontrolling interests from continuing operations	(479)	(1,199)
Net loss attributable to shareholders	(32,207)	(83,345)
Other comprehensive loss
Foreign currency translation (loss) gain	(342)	(527)
Total comprehensive loss	$(33,027)	$(85,071)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.11)	(0.29)
Weighted average number of ordinary shares outstanding
Basic and Diluted	292,199,693	286,186,007

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